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<TYPE>EX 3.4
<SEQUENCE>5
<FILENAME>hybridfuelsystemscodeofethics
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Hybrid Fuel Systems, Inc. Code of Ethics

Basic Principals

At Hybrid, we are committed to always doing the right thing. That is why we have an ethics and compliance program and why we publish this Code. The Code is specifically designed to be part of an effective program to prevent and detect violations of law as set forth in the Organizational Sentencing Guidelines of the U.S. Sentencing Commission. Before you review specific principles, you should have a general sense of Hybrid's basic principles reflected in this Code. These principles are:

1) We will always be truthful.

2) We will strictly adhere to the letter and spirit of all laws.

3) We will provide high-quality services

4) We will be a good corporate citizen. We will obey the laws and conform to locally accepted standards of good corporate citizenship in each country in which we do business.

5) We will promote and sustain a work environment that fosters mutual respect, openness and individual integrity.|

6) We will be fair in all aspects of our business.

When faced with a business decision that seems to have ethical overtones, here are several questions you should ask yourself to determine if your actions are proper:

1) Am I adhering to the spirit, as well as the letter, of any law or Hybrid policy that may be involved?

2) Would I want my actions reported on the front page of a newspaper?

3) What would my family, friends or neighbors think of my actions?

4) Will there be any direct or indirect negative consequences for Hybrid?

5) Are my actions consistent with the overall values set forth in this Code?

This Code is not just for our employees, officers and directors. All consultants and representatives must be informed about the Hybrid Code.

Accuracy of Records

We rely on our employees to maintain accurate books and records to efficiently manage our business. As in all other aspects of our business, we expect our employees to adhere to the highest standards of honesty. At Hybrid we do not engage in inaccurate, false or misleading record keeping. If you are ever tempted or asked to make a representation,  either in a document or in oral communication, that is other than fully accurate, do not do it. This applies to each and every detail of our business. It applies even in circumstances where one might believe that the consequences of the inaccuracy would be harmless.

Hybrid's funds or assets will be utilized solely for a lawful and proper purpose and no transfer or expenditure of such funds or assets will be undertaken unless the stated purpose is, in fact, the actual purpose, and the transfer or expenditure is authorized in writing and within Hybrid policy. No undisclosed or unrecorded fund or asset of Hybrid shall be established for any purpose.

No false or artificial entries shall be made in the books and records of Hybrid or any of its subsidiaries or companies for any reason, and no employee shall engage in any arrangement that results in such a prohibited act.

It is also Hybrid's policy that no employee shall take or approve actions that result in incurring, or paying, the cost of anything from corporate funds if such an expenditure, when properly and accurately reported, is not authorized or not reimbursable to the employee under Hybrid's rules.

Confidential Information

Confidential Hybrid information and trade secrets are important corporate assets that merit the same protection as our physical assets. All employees, agents, consultants and representatives must be careful not to disclose such information to unauthorized persons, either within or outside Hybrid, and must exercise care to protect the confidentiality of such information received from another party.

Confidential information refers to information that is not already in the public domain, that a company would normally expect to be non-public and that might affect the company's competitive position. It includes information sometimes referred to as trade secrets.

Some examples of confidential information are:

1 The identity of any prospective Hybrid client.
2 The details to any program or process involving any Hybrid client.
3 Non-public earnings reports and other financial reports.
4 Information related to divestitures, mergers and acquisitions.

Drugs and Alcohol

Persons associated with Hybrid in any capacity may not use, procure, distribute or engage with any other person(s) to use, procure or distribute any illegal substance. Persons found involved with alcohol or drugs while conducting Hybrid business will be immediately terminated.

Equal Opportunity

It is Hybrid's policy to ensure equal employment and advancement opportunity for all qualified individuals without distinction or discrimination because of age, color, national origin, race, religion, sex, physical or mental disability or veteran status.

Public Statements

Associates of Hybrid must refrain from making public statements regarding issues or matters about which they are not authorized spokespersons. If an associate is contacted by the media about an Hybrid matter, the employee should refer the media contact to Hybrid's Chief Executive Officer, President or similar senior manager.

Securities

Our associates may have the opportunity to learn or gain access to information about Hybrid or companies with whom we do business that is unavailable to the public. Such information may be "insider information" within the meaning of U.S. federal securities law. Consultants and other persons we hire to perform services for Hybrid may also learn or gain access to "inside information." The U.S. federal securities laws apply to those persons as well if inside information is used to make investment decisions.

Our employees are prohibited from using any such inside information when they make personal investment decisions or investment decisions for others regarding our stock or the stock of companies with whom we do business. In addition, no employee may inform persons outside Hybrid of such information. This includes communications with family and friends.

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